                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
        1934

      For the fiscal year ended December 31, 2003

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

      For the transition period from ___________ to ___________

Commission File Number: 33-78586

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       The Profit Sharing and 401(k) Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Retail Ventures, Inc.
                              3241 Westerville Rd.
                              Columbus, Ohio 43224

THE PROFIT SHARING AND 401(k) PLAN

Financial Statements as of and for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

THE PROFIT SHARING AND 401(k) PLAN

TABLE OF CONTENTS

                                                                              PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                         1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2003 AND 2002:

  Statements of Net Assets Available for Plan Benefits                          2

  Statements of Changes in Net Assets Available for Plan Benefits               3

  Notes to Financial Statements                                               4-6

SUPPLEMENTAL SCHEDULE --                                                        7

  Form 5500 Schedule H, Line 4i, Schedule of Assets (Held at End of
    Year) as of December 31, 2003                                               8

SIGNATURE                                                                       9

INDEX TO EXHIBITS                                                              10

                The following exhibits are being filed herewith:

Exhibit No.                       Description
-----------                       -----------
  23.1            Consent of Deloitte & Touche LLP,
                  Independent Registered Public Accounting Firm                11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Committee
The Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of The Profit Sharing and 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the related changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/  Deloitte & Touche

June 23, 2004

THE PROFIT SHARING AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2003 AND 2002

                                                                          2003              2002
                                                                     --------------    --------------
INVESTMENTS -- At fair value:
   Mutual funds                                                      $  112,105,470    $   79,082,321
   Common collective fund                                                67,938,162        65,896,076
   Common stock                                                           7,347,405         5,198,623
                                                                     --------------    --------------

     Total investments -- at fair value                                 187,391,037       150,177,020

PARTICIPANT LOANS                                                         9,695,441         9,059,471

RECEIVABLES:
   Employee contributions                                                   539,174           515,634
   Employer matching contributions                                          625,942           327,885
   Employer profit sharing contributions                                  1,222,367         1,147,505
                                                                     --------------    --------------

     Total receivables                                                    2,387,483         1,991,024
                                                                     --------------    --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                               $  199,473,961    $  161,227,515
                                                                     ==============    ==============

See notes to financial statements.

THE PROFIT SHARING AND 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                          2003              2002
                                                                     --------------    --------------
ADDITIONS TO NET ASSETS:
   Investment income:
     Dividends and interest                                          $    3,975,843    $    4,484,966
     Net realized and unrealized appreciation
        (depreciation) in fair value of investments                      21,464,678       (24,452,485)
                                                                     --------------    --------------

          Total investment gain (loss) --  net                           25,440,521       (19,967,519)
                                                                     --------------    --------------

   Contributions:
     Employee                                                            18,675,533        18,481,751
     Employer matching                                                   10,982,200        10,805,933
     Employer profit sharing                                              1,610,230         1,309,866
     Rollovers                                                              461,955         1,458,713

          Total contributions                                            31,729,918        32,056,263
                                                                     --------------    --------------

          Total additions                                                57,170,439        12,088,744
                                                                     --------------    --------------

DEDUCTIONS FROM NET ASSETS:
   Distributions to participants                                         18,810,637        17,163,434
   Fees                                                                     113,356            95,497
                                                                     --------------    --------------

          Total deductions                                               18,923,993        17,258,931
                                                                     --------------    --------------

NET INCREASE (DECREASE)                                                  38,246,446        (5,170,187)

NET ASSETS AVAILABLE FOR PLAN BENEFITS --
   Beginning of year                                                    161,227,515       166,397,702
                                                                     --------------    --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS --
   End of year                                                       $  199,473,961    $  161,227,515
                                                                     ==============    ==============

See notes to financial statements.

THE PROFIT SHARING AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.    DESCRIPTION OF THE PLAN

      GENERAL -- The following description of The Profit Sharing and 401(k) Plan (the "Plan") is provided for general information only. Interested parties should refer to the Plan document for more complete information.

      The Plan was adopted by Schottenstein Stores Corporation and affiliated companies (the "Company") effective August 1, 1989 for the profit sharing provisions of the Plan and effective October 1, 1989 for the 401(k) provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      The Plan is administered by the Company, and all Plan expenses, with the exception of loan fees, are paid by the Company. ("MFS") Heritage Trust Company is the trustee and asset custodian of the Plan; Lifestyle and Company stock fund assets are in the custody of Reliance Trust Company.

      CONTRIBUTIONS TO THE PLAN -- The Plan is a defined contribution plan. Pursuant to the 401(k) feature of the Plan, an eligible employee may contribute up to 30% of his or her cash compensation on a pretax basis, not to exceed $12,000 and $11,000 per participant for the year ended December 31, 2003 and 2002 ($14,000 and $12,000 for participants of at least age 50 for 2003 and 2002, respectively). Effective January 1, 2001 the match formula is as follows:

EMPLOYEE CONTRIBUTION                                   EMPLOYER MATCH
---------------------                                   --------------
       1%                                                      1%
       2%                                                      2%
       3%                                                      3%
       4%                                                    3.5%
       5%                                                      4%
       6%                                                    4.5%

      The Company may also elect to make a discretionary profit sharing contribution. Such contributions are allocated to eligible participants, as defined by the Plan, based on the ratio of each participant's compensation to the total of all eligible participants' compensation. Total discretionary contributions for 2003 and 2002 were approximately $1,222,000 and $1,147,000.

      INVESTMENT OPTIONS -- Participants have the option to direct the investment of their accounts among alternative investment funds selected by the Plan committee. A participant chooses from a number of different mutual and money market fund options. In addition, participants who are employees of Schottenstein Stores Corporation and Retail Ventures, Inc. are able to invest in the stock of Retail Ventures, Inc. and employees of American Eagle Outfitters, Inc. are able to invest in the stock of American Eagle Outfitters, Inc.

      ELIGIBILITY AND VESTING -- Full-time employees are eligible for participation in the Plan on the first of the month following the completion of 60 days of service, and having attained the age of twenty-one. Part-time employees are eligible after completion of 1,000 hours of service within a year.

      Amounts contributed by the participants and earnings thereon are fully vested and nonforfeitable at all times. Amounts contributed by the Company (matching and profit sharing contributions) to a participant's account and earnings thereon vest at the rate of 25% per year, beginning with the second full year of service. Participants are fully vested at the end of the fifth year of service.

      ALLOCATION OF INVESTMENT INCOME AND FORFEITURES -- Investment income for each fund is allocated to the applicable participants' accounts based on the ratio of each participant's account balance to the total of all participants' account balances in that fund, as defined. Forfeitures have historically been used to offset employer contributions after five consecutive one year service breaks, as defined by the Plan, based on the ratio of each eligible participant's compensation to the total of all eligible participants' compensation. The Plan's forfeitures are immediately available to offset employer contributions.

      BENEFIT PAYMENTS -- Benefits are generally payable upon the participating employee's retirement, death, disability or termination of employment and are paid as a lump-sum amount.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING -- The financial statements are prepared using the accrual basis of accounting.

      USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      VALUATION OF INVESTMENTS -- Investments are stated at fair value.

      Unrealized appreciation (depreciation) of assets is based on fair values at year end and fair values at the beginning of the Plan year or cost at the time of purchase during the year. Realized appreciation (depreciation) on sale or redemption of assets is based on the proceeds and the fair value of the assets at the beginning of the Plan year or cost at the time of purchase during the year.

      Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

      PARTICIPANT LOANS -- Subject to certain provisions, a participant may borrow from their account balances. The participant executes a promissory note with an interest rate based upon prevailing commercial lending rates. Loan principal and interest are paid over a period in excess of one year as determined by the Plan committee. Principal and interest are paid ratably through payroll deductions. Participant loans are valued at cost which approximates fair value.

      RECLASSIFICATIONS -- Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.

3.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company, by a letter dated July 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since the latest determination letter. However, the Plan administrator believes the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC.

4.    INVESTMENTS

      The fair value of investments, which represent 5% or more of net assets available for Plan benefits, as of December 31, 2003 and 2002, is as follows:

                                                                          2003              2002
                                                                     --------------    --------------
MFS Institutional Fixed Fund                                         $   67,635,587    $   65,742,160
Massachusetts Investors Growth Stock Fund                                16,915,859        13,476,284
Reliance Trust Conservative Portfolio                                    22,366,600        12,166,014
Reliance Trust Moderate Portfolio                                        28,217,411         8,385,493
Reliance Trust Aggressive Portfolio                                      13,447,406         6,849,004

      During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                          2003              2002
                                                                     --------------    --------------
Mutual funds                                                         $   17,521,501    $  (19,778,197)
Common stock                                                              3,943,177        (4,674,288)
                                                                     --------------    --------------

Total appreciation (depreciation)                                    $   21,464,678    $  (24,452,485)
                                                                     ==============    ==============

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are funds managed by MFS. MFS is the asset custodian of the Plan, and therefore, these transactions qualify as a party in interest. Additionally, as Retail Ventures, Inc ("RVI") and American Eagle are affiliated companies, the transactions in the RVI Stock Fund and American Eagle Stock Fund qualify as a party in interest. Participant loans also qualify as a party in interest.

                                     ******

                             SUPPLEMENTAL SCHEDULE

THE PROFIT SHARING AND 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2003

 IDENTITY OF ISSUER, BORROWERS,                                        NUMBER OF
   LESSOR, OR SIMILAR PARTY                DESCRIPTION OF ASSET          SHARES       FAIR VALUE
--------------------------------     -------------------------------  -----------  ---------------
MUTUAL FUNDS:
  Reliance Trust Company             Conservative Option Fund           2,025,281  $    22,366,600
  Reliance Trust Company             Moderate Option Fund               2,864,392       28,217,411
  Reliance Trust Company             Aggressive Option Fund             1,415,248       13,447,406
  PIMCO                              Total Return Fund                    546,664        5,854,768
  *MFS                               Total Return Fund                    215,542        3,254,679
  Vanguard                           500 Index Fund                        55,302        7,451,348
  *MFS                               Massachusetts Investors Trust         37,521          586,073
  *MFS                               Massachusetts Investors
                                       Growth Stock Fund                1,494,334       16,915,859
  *MFS                               Capital Opportunities Fund            49,816          592,813
  *MFS                               Emerging Growth Fund                  27,863          787,700
  Lord Abbett                        Developing Growth Fund                39,356          604,111
  American Funds                     New Perspectives Fund                126,254        3,091,971
  American Funds                     Europacific Growth Fund              112,596        3,401,514
  GUP                                Conservative Portfolio                 2,158           21,060
  GUP                                Moderate Portfolio                       640            5,376
  GUP                                Aggressive Portfolio                     529            3,844
  Ariel                              Ariel Fund                            26,051        1,175,420
  Delaware                           Trend Fund                            86,107        1,623,978
  Dreyfus                            Mid-Cap Index                         51,652        1,206,584
  Armada                             Core Equity Fund                      13,076          145,540
  Dreyfus                            Small Cap Index                       47,643          816,608
  MFS                                Value Fund                            26,293          534,807
                                                                                   ---------------
     Total mutual funds                                                                112,105,470
                                                                                   ---------------
COMMON COLLECTIVE FUND --
  *MFS                               Institutional Fixed Fund          67,938,162       67,938,162

COMMON STOCK:
  Retail Ventures, Inc.              Common Stock                         808,425        3,840,019
  American Eagle Outfitters, Inc.    Common Stock                         213,865        3,507,386
                                                                                   ---------------
     Total common stock                                                                  7,347,405
                                                                                   ---------------
TOTAL INVESTMENTS --
  AT FAIR VALUE                                                                        187,391,037

PARTICIPANT LOANS --
  *Various Participants              Outstanding Participants Loans
                                     (with interest rates ranging
                                     from 5% to 10%, with maturities
                                     through 2021)                                       9,695,441
                                                                                   ---------------
TOTAL                                                                              $   197,086,478
                                                                                   ===============
*Denotes party-in-interest.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        THE PROFIT SHARING AND 401(k) PLAN

Date: June 28, 2004                     By: /s/ George Dailey
                                            ------------------------------------
                                            Name: George Dailey
                                            Title: Plan Administrator

                       THE PROFIT SHARING AND 401(k) PLAN
                           ANNUAL REPORT ON FORM 11-K
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                INDEX TO EXHIBITS

Exhibit No.       Description
-----------       -----------
  23.1            Consent of Deloitte & Touche LLP,
                  Independent Registered Public Accounting Firm